LEAD INVESTOR



Eric Gerster Investment Professional

I've spent my professional career investing in technology, internet, and related companies from the startup stage to the largest publicly traded stocks. After evaluating the business plan and technology idea behind Palm Energy I am excited to invest with this team. Green energy will be a leading investment theme for the next decade and solar will be one of the major investment areas. Palm Energy's attractive and elegant solution to on-site clean energy in areas such as electric vehicle charging has great potential. Additionally, the JV with Liberty Access Technologies brings a great early opportunity for scale once the prototype is validated. This is a large market opportunity that Palm Energy is attacking with a novel new solution. I look forward to helping them achieve success.

Invested $10,000 this round

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